

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 15, 2010

By facsimile to (972) 443-2060 and U.S. Mail

Mr. David N. Weidman
Chairman and Chief Executive Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

Re: Celanese Corporation
        Annual Report on Form 10-K for the fiscal year ended December 31, 2009
        File No. 1-32410

Dear Mr. Weidman:

        We have reviewed the filing and related reports and have the following
comments. Where indicated, we think that you should revise your disclosures in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us
supplemental information so that we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions that you may have about our comments or on any other aspect of
our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Note Regarding Forward-Looking Statements, page 3

1. We note that certain statements in this section suggest that you are applying the safe
    harbors to your oral statements and to other written statements, such as in your other
    periodic reports. Please advise us as to the basis for these statements in light of the
    safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section
    21E of the Exchange Act.

Exhibit List, page 69

2. We note the disclosure under "Please Note" and have the following comments:

- The statements in the second and third sentences indicate that there are schedules and exhibits to documents that you have not filed with or incorporated by reference into the Form 10-K. For example and without limitation, we note that you have not filed on EDGAR the exhibits or schedules to exhibit 10.1. As it does not appear that you have filed or incorporated any documents under Item 601(b)(2) of Regulation S-K, you are not permitted to omit these schedules and exhibits from the Form 10-K. Please advise us as to which documents omit schedules and exhibits and file complete copies of each of these documents, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K.

- The statements in this section suggest that the agreements or other documents containing the covenants, representations, or warranties do not constitute public disclosure under the federal securities laws of the United States. Revise in future filings to remove any implication that the agreements or other documents do not constitute public disclosure under the federal securities laws of the United States.

- The statements in this section suggest that investors should not rely on the disclosures in the agreements or other documents containing the covenants, representations, or warranties or that those disclosures may not be materially complete. Revise in future filings to clarify that investors should read the covenants, representations, or warranties in the context of your other public disclosures in order to have a materially complete understanding of the agreements or other documents containing the covenants, representations, and warranties.

Exhibit 10.13

3. We note that you redacted a portion of the exhibit. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of an exhibit in its entirety. Please advise or file a complete copy of the exhibit with your next periodic report or with a current report on Form 8-K. If you wish to request confidential treatment of the redacted material, submit an application to the Office of the Secretary.

Closing

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have questions regarding our comments.

Very truly yours,

Pamela A. Long
Assistance Director